Exhibit 21.01

List of Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction of Incorporation or Organization

Zenvia Mobile Serviços Digitais S.A.	Brazil
Rodati Motors Corporation	United States
Rodati Motors Central de Informações de Veículos Automotores Ltda.	Brazil
Rodati Servicios, S.A. de C.V.	Mexico
Rodati Services S.A.	Argentina
Zenvia Mexico, S.de RL de C.V.	Mexico
Total Voice Comunicações S.A.	Brazil
MKMB Soluções Tecnológicas Ltda.	Brazil